Exhibit 99.1
Concord Medical Announces First Quarter 2011 Financial Results
BEIJING, May 18, 2011 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2011(1).
First Quarter Fiscal 2011 Highlights
•	Total net revenues in the first quarter of 2011 were RMB87.4 million ($13.3 million), a 14.7% increase from the corresponding period in 2010.

•	Gross profit in the first quarter of 2011 was RMB54.7 million ($8.4 million), an 11.3% increase from the corresponding period in 2010.

•	Net income in the first quarter of 2011 was RMB22.9 million ($3.5 million), a 6.1% increase from the corresponding period in 2010. Both basic and diluted earnings per American depositary share (“ADS”)(2) for the first quarter of 2011 were RMB0.48 ($0.07).

•	Non-GAAP net income(3) in the first quarter of 2011 was RMB25.3 million ($3.9 million), a 5.3% increase from the corresponding period in 2010. Both non-GAAP basic and diluted earnings per ADS for the first quarter of 2011 were RMB0.53 ($0.08).

•	Adjusted EBITDA(4) (non-GAAP) in the first quarter of 2011 was RMB65.6 million ($10.0 million), a 14.7% increase from the corresponding period in 2010.

•	Concord Medical added 2 centers in the first quarter of 2011, bringing the total number of centers in operation to 121 in 46 cities in China, as of March 31, 2011. To date, the Company has entered into agreements to establish 30 new centers.

•	The number of treatment and diagnostic patient cases were 7,788 and 31,136, respectively, during the first quarter of 2011, representing a 13.4% and 17.2% increase from the corresponding period of 2010.
“In the first quarter of 2011, we delivered an approximately 15% increase in net revenues compared with the first quarter of 2010,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “The moderate growth can be primarily attributed to the ramp up process in the newly opened centers.” Dr. Yang continued, “We are confident in our expansion strategy and growth prospects. We are pushing forward on all fronts including establishing standalone hospitals and centers, developing new centers with hospital partners, pursuing acquisition targets, and increasing utility and efficiency at our existing facilities.”
Recent Developments
During the first quarter of 2011, Concord Medical entered into a joint venture agreement with the Oncology Hospital of Zhongshan Medical University, a leading oncology hospital in China, to form a specialty hospital in Guangzhou for cancer diagnosis and treatment. Pursuant to terms of the agreement, Concord Medical is expected to own 70% of the equity interests in the joint venture, which is expected to have 400 patient beds. The joint venture is expected to start operation in 2013.
“The establishment of a joint venture with the Oncology Hospital of Zhongshan Medical University, one of the top cancer hospitals in China, further underlines our strategy to establish a line of standalone facilities alongside our center network on hospital premises,” said Dr. Yang. “The purpose of these standalone facilities is to establish the highest benchmark in cancer treatment in China and to strengthen Concord Medical’s brand among patients and doctors. Looking forward, Concord Medical intends to continue the expansion of our standalone facilities as a key part of our growth strategy.”
On January 6, 2011, Concord Medical announced that it entered into agreements to acquire 52% of the equity interests in Chang’An Hospital from certain shareholders of the hospital for an aggregate consideration of approximately RMB200 million, subject to satisfactory due diligence results and relevant government approval. The acquisition is intended to expand the development of Chang’An CMS International Cancer Center (“CCICC”), a cancer specialty hospital with a focus on cancer diagnosis and treatment services, by consolidating the full capacity of the hospital into CCICC. The acquisition process is currently experiencing a delay in completing the due diligence and the required government approval.
First Quarter of 2011 Results
Total net revenues were RMB87.4 million ($13.3 million) for the first quarter of 2011, a 14.7% increase from the corresponding period in 2010. The increase is primarily due to an increase in patient cases from existing centers and the opening of new centers, as well as income from the preliminary operation of CCICC.
Cost of revenues in the first quarter of 2011 was RMB32.7 million ($5.0 million), a 21.0% increase from the corresponding period in 2010, primarily due to an increase in depreciation costs related to new equipment in 2011.
Gross profit margin in the first quarter of 2011 was 62.6% as compared to 72.2% in the fourth quarter of 2010 and 64.5% in the first quarter in 2010. The lower gross profit margin was primarily due to an increase in depreciation and amortization cost as a result of business expansion.
Operating expenses, consisting of selling expenses and general and administrative expenses, were RMB19.9 million ($3.0 million) in the first quarter of 2011 as compared to RMB30.1 million ($4.6 million) in the fourth quarter of 2010 and RMB17.6 million ($2.6 million) in the corresponding period in 2010. The year-on-year increase was primarily due to increases in professional expenses, office and travel expenses, and operating expenses as a result of the expanded business size.
Operating income was RMB34.8 million ($5.3 million) in the first quarter of 2011, representing a 10.3% increase from the corresponding period in 2010. Operating income excluding share-based compensation expenses (non-GAAP) was RMB37.1 million ($5.7 million), an 8.8% increase from the corresponding period in 2010.
Income tax expense in the first quarter of 2011 was RMB8.9 million ($1.4 million), compared to an income tax expense of RMB8.5 million ($1.2 million) in the corresponding period in 2010. The effective tax rate for the first quarter of 2011 was 27.9% as compared to 18.8% in the fourth quarter of 2010 and 28.3% in the corresponding quarter of 2010.
Net income in the first quarter of 2011 was RMB22.9 million ($3.5 million), representing a 6.1% increase from the corresponding period in 2010. Both basic and diluted earnings per ADS for the first quarter of 2011 were RMB0.48 ($0.07).
Non-GAAP net income in the first quarter of 2011 was RMB25.3 million ($3.9 million), a 5.3% increase from the corresponding period in 2010. Both non-GAAP basic and diluted earnings per ADS in the first quarter of 2011 were RMB0.53 ($0.08).

Adjusted EBITDA (non-GAAP) was RMB65.6 million ($10.0 million) for the first quarter of 2011, representing a 14.7 % increase from the corresponding period in 2010.
Capital expenditure for the first quarter of 2011 was RMB31.5 million ($4.8 million). Total depreciation expenses were RMB21.9 million ($3.3 million). In addition, amortization of acquired intangibles was RMB6.0 million ($0.9 million).
As of March 31, 2011, the Company had total fixed assets of RMB958.2 million ($146.3 million), cash of RMB491.1 million ($75.0 million), and restricted cash of RMB39.8 million ($6.1 million).
As of March 31, 2011, the Company had bank credit lines of RMB2.1 billion ($315 million), of which RMB89.7 million ($13.7 million) were drawn down.
Accounts receivable was RMB181.5 million ($27.7 million) as of March 31, 2011, compared to RMB169.4 million ($25.7 million) as of December 31, 2010.
Days sales outstanding was approximately 181 days in the first quarter of 2011, up from 127 days in the fourth quarter of 2010 primarily due to seasonality impact.
Outlook for Fiscal Year 2011
Based on current market and operating conditions, estimated business expansion and forecasted patient volume, Concord Medical reiterates its outlook for fiscal year 2011. The Company expects to generate total net revenues in an estimated range of RMB480 million to RMB520 million in 2011, which would represent a 23% to 33% increase from 2010. This estimated range excludes any potential future revenue arising as a result of the currently pending acquisition of equity interests in Chang’An Hospital but includes income from CCICC’s preliminary operations. The Company notes that any unanticipated delays in the closing of Chang’An Hospital’s acquisition, any failure to obtain CCICC’s clinical license and other uncertainties may result in CCICC not achieving its revenue contribution to the Company, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations in 2011 and future periods.
The Company intends to open 25 to 30 new radiotherapy and diagnostic imaging centers, excluding any potential major acquisitions, in 2011. The Company expects total capital expenditures related to these new centers to be in the range of RMB300 million to RMB360 million.
The foregoing reflects Concord Medical’s current and preliminary views, which are subject to change.
Conference Call Information
Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on May 18, 2011 (8:00 p.m. Beijing/Hong Kong time on May 18, 2011).
Dial-in details for the earnings conference call are as follows:

US:	+ 1.866.831.6243
China:	+ 10-800-852-1490 China Netcom (South China)
+ 10-800-152-1490 China Telecom (North China)
+ 10-800-130-0399 China Telecom (South China)

Hong Kong:	+ ###-##-####
UK:	+ 44 20 7365 8425
International:	+ 1.617.213.8855
Passcode:	63969132
A replay of the conference call may be accessed by phone at the following number until May 25, 2011:

US:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	80183295
Additionally, a live and archived webcast of this conference call will be available at http://ir.cmsholdings.com/.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. As of March 31, 2011, the Company operated a network of 121 centers with 68 hospital partners, spanning 46 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements, including statements in the section entitled “Outlook for Fiscal Year 2011.” These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Each ADS represents three ordinary shares of the Company.

(3)	Non-GAAP net income is defined in this announcement as net income excluding share-based compensation expenses. Share-based compensation was RMB2.4 million ($0.36 million) in the first quarter of 2011.

(4)	Adjusted EBITDA is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses and other income.
For investor and media inquiries please contact:
China
Tony Tian
Concord Medical Services
+86-10-5957-5287
tony.tian@concordmedical.com
Lilian Wong
Brunswick Group, LLC
+86-10-5960-8600
lwong@brunswickgroup.com
U.S.
Cindy Zheng
Brunswick Group, LLC
+1-212-333-3810
czheng@brunswickgroup.com

Concord Medical Services Holdings Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2010 (*)	March 31, 2011
	RMB	RMB	US$
ASSETS
Current assets
Cash	535,783	491,132	75,001
Restricted cash, current portion	102,873	32,504	4,964
Available-for-sale securities	—	12,040	1,839
Notes receivable	900	—	—
Accounts receivable	169,389	181,542	27,724
Prepayments and other current assets	74,469	74,895	11,437
Deferred tax assets, current portion	1,504	2,970	454

Total current assets	884,918	795,083	121,419

Non-current assets
Property, plant and equipment, net	925,336	958,178	146,325
Goodwill	300,163	300,163	45,838
Acquired intangible assets, net	146,113	140,091	21,393
Deposits for non-current assets	208,019	172,794	26,388
Net investments in financing leases	85,854	98,272	15,007
Deferred tax assets, non-current portion	21,869	21,099	3,222
Other non-current assets	51,867	50,703	7,743
Restricted cash, non-current portion	14,792	7,299	1,115
Prepaid land use right	28,113	27,927	4,265

Total non-current assets	1,782,126	1,776,526	271,296

Total assets	2,667,044	2,571,609	392,715

LIABILITIES
Current liabilities
Short-term bank borrowings	83,000	5,000	764
Long-term bank borrowings, current portion	60,906	59,694	9,116
Accounts payable	10,332	332	51
Accrual for acquisitions of property, plant and equipment	14,404	11,605	1,772
Obligations under capital leases, current portion	3,582	3,582	547
Accrued expenses and other liabilities	49,935	48,849	7,460
Income tax payable	25,401	14,808	2,261
Deferred revenue, current portion	11,520	11,520	1,759
Contingent business acquisition consideration	14,072	14,072	2,149

Total current liabilities	273,152	169,462	25,879

Non-current liabilities
Long-term bank borrowings, non-current portion	45,089	31,074	4,745
Deferred revenue, non-current portion	9,081	8,321	1,271
Obligations under capitalized leases, non-current portion	5,325	4,594	702
Lease deposits	5,110	5,610	857
Deferred tax liabilities, non-current portion	27,452	26,343	4,023

Total non-current liabilities	92,057	75,942	11,598

Total liabilities	365,209	245,404	37,477

Commitments and contingencies
EQUITY
Ordinary shares	105	105	16
Additional paid-in capital	2,604,704	2,607,071	398,129
Accumulated other comprehensive loss	(14,835)	(15,721)	(2,401)
Accumulated deficit	(384,883)	(362,522)	(55,361)
Total parent shareholders’ equity	2,205,091	2,228,933	340,383
Noncontrolling interests	96,744	97,272	14,855

	December 31, 2010 (*)	March 31, 2011
	RMB	RMB	US$
Total equity	2,301,835	2,326,205	355,238

Total liabilities and equity	2,667,044	2,571,609	392,715

(*)	The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2010. These unaudited 2010 numbers disclosed in this announcement are, therefore, subject to change.
Concord Medical Services Holdings Limited
Unaudited Condensed Consolidated Statements of Income
(in thousands, except per ADS data)

	For The Three Months Ended
	March 31, 2010 (*)	March 31, 2011
	RMB	RMB	US$
Revenue, net
Lease and management services	74,428	81,786	12,490
Others	1,753	5,620	858

Total net revenues	76,181	87,406	13,348
Cost of revenues
Depreciation	(17,685)	(21,550)	(3,291)
Amortization of acquired intangibles	(6,704)	(6,021)	(919)
Others	(2,652)	(5,153)	(787)

Total cost of revenues	(27,041)	(32,724)	(4,997)
Gross profit	49,140	54,682	8,351
Operating expenses
Selling expenses	(2,093)	(4,051)	(619)
General and administrative expenses	(15,529)	(15,881)	(2,425)

Operating income	31,518	34,750	5,307
Interest expenses	(1,980)	(1,479)	(226)
Foreign exchange losses	(776)	(3,168)	(484)
Gain from disposal of equipment	344	—	—
Interest income	975	1,659	253

Income before income taxes	30,081	31,762	4,850
Income tax expenses	(8,503)	(8,873)	(1,355)
Net income	21,578	22,889	3,495

Net income attributable to noncontrolling interests	—	(528)	(81)
Net income attributable to ordinary shareholders	21,578	22,361	3,414

Earnings per ADS
Basic /Diluted	0.44	0.48	0.07
Weighted average number of ADS outstanding:
Basic /Diluted	49,151,833	47,451,177	47,451,177

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.
Reconciliation from net income to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	March 31, 2010	March 31, 2011
Net income	21,578	22,889
Interest expenses (income), net	1,005	(180)
Income tax expenses	8,503	8,873
Depreciation and amortization	23,109	28,493
Share-based compensation	2,586	2,367
Other adjustments	432	3,168

Adjusted EBITDA	57,213	65,610

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses and other income.
Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in RMB thousands, unaudited)

	For the three months ended March 31, 2010			For the three months ended March 31, 2011
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Operating income	31,518	2,586	34,104	34,750	2,367	37,117
Net income	21,399	2,586	23,985	22,889	2,367	25,256
Basic earnings per ADS	0.44	0.05	0.49	0.48	0.05	0.53
Diluted earnings per ADS	0.44	0.05	0.49	0.48	0.05	0.53

(*)	The only adjustment is share-based compensation.